SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$48,216,244	$2,690
(1)           Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,107,254 shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc. (the “Company”) by $1.55 per Share, which is the offer price.  Such number of Shares represents the 71,228,328 Shares issued and outstanding as of July 31, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, less the 40,121,074 Shares already owned by KPN B.V.

(2)           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by .0000558.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended and supplemented from time to time (the “Schedule TO”), by (i) KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”) and a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), (ii) Parent and (iii) Celtic ICS Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Purchaser.  The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation (the “Company”), that are not already owned by Purchaser at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Item 1.       Summary Term Sheet.

(1)      The response to the question “What does iBasis’s board of directors think of the Offer?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“What does iBasis’s board of directors think of the Offer?

On July 21, 2009, iBasis issued a press release in which it stated that its board of directors had formed a special committee of independent directors to consider the Offer and to make a recommendation to the stockholders of iBasis.  On July 30, 2009, following commencement of the Offer on July 28, 2009, iBasis issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission setting forth the special committee’s determination that the Offer is grossly inadequate and not in the best interests of iBasis and its stockholders, other than Parent and its affiliates, and stating the special committee’s recommendation that stockholders reject and not tender Shares in the Offer.

We commenced the Offer without obtaining the prior approval or recommendation of iBasis’s board of directors or special committee.  The consummation of the Offer is not conditioned upon and does not require the approval or recommendation of iBasis’s board of directors or special committee.

See “Special Factors—Section 4—Position of the Company as to the Fairness of the Offer and Second-Step Merger.””

Item 2.       Subject Company Information.

(1)      The eighth, ninth and tenth paragraphs in the “Introduction” of the Offer to Purchase are hereby amended and restated as follows:

“According to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (the “Form 10-Q”), as of July 31, 2009, 71,228,328 Shares were issued and outstanding.  According to the Schedule 14D-9, as of July 24, 2009, an additional 5,424,736 Shares were issuable upon exercise of outstanding stock options granted pursuant to the Company’s equity compensation plans and an additional 432,498 Shares were issuable upon exercise of outstanding warrants.  See “The Tender Offer—Section 7—Certain Information Concerning the Company.”

According to the Schedule 14D-9, as of June 30, 2009, the Company’s directors and executive officers owned in the aggregate 2,466,410 outstanding Shares (excluding options to purchase Shares).  Purchaser owns 40,121,074 Shares, representing approximately 56.3% of the outstanding Shares as of July 31, 2009.  Except for the 40,121,074 Shares currently owned by Purchaser, none of Parent, Merger Sub or any director, officer or affiliate of Parent, Purchaser or Merger Sub (other than the Company and its subsidiaries) owns any outstanding Shares as of the date hereof.  See “The Tender Offer—Section 8—Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers”.

Based on the foregoing, and assuming no exercise of options or warrants, no other changes to the foregoing (including the number of Shares outstanding) and that the outstanding Shares owned by the Company’s executive officers are all the outstanding Shares owned by the Company’s officers, we estimate that approximately 28,640,844 Shares are outstanding as of the date hereof, excluding Shares owned by Parent, Purchaser, Merger Sub and their respective affiliates and the directors and officers of Parent, Purchaser, Merger Sub and the Company.  Therefore, based on the foregoing assumptions, we estimate that the Majority-of-the-Minority Condition would be satisfied if at least approximately 14,320,423 Shares were tendered (other than by any person identified in the immediately preceding sentence) and not withdrawn prior to the expiration of the Offer.  Assuming 71,228,328 Shares are outstanding at the time of expiration of the Offer, we estimate that the 90% Condition would be satisfied if at least approximately 23,984,422 Shares were tendered and not withdrawn prior to the expiration of the Offer.  These estimates are based solely on publicly available information and on assumptions that may change by the time of expiration of the Offer.  The actual number of Shares necessary to satisfy the Majority-of-the-Minority Condition or the 90% Condition may, and almost certainly will, differ from our current estimate.”

(2)       The third paragraph under the subheading “General” under “The Tender Offer—Section 7—Certain Information Concerning the Company” of the Offer to Purchase is hereby amended and restated as follows:

“According to the Form 10-Q, as of July 31, 2009, 71,228,328 Shares were issued and outstanding.  According to the Schedule 14D-9, as of July 24, 2009, an additional 5,424,736 Shares were issuable upon exercise of outstanding stock options granted pursuant to the Company’s equity compensation plans and an additional 432,498 Shares were issuable upon exercise of outstanding warrants.”

Item 4.       Terms of the Transaction.

(1)       The first sentence of the third paragraph in the “Introduction” of the Offer to Purchase is hereby amended and restated as follows:

“The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the Shares outstanding immediately prior to the expiration of the Offer, excluding Shares owned by Purchaser, Parent or any of their respective affiliates (including Celtic ICS Inc., a Delaware corporation (“Merger Sub”)) or any director or officer of Purchaser, Parent, Merger Sub or the Company (the “Majority-of-the-Minority Condition”), (ii) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by Purchaser, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Offer (the “90% Condition”), (iii) (A) the Rights Agreement and the dividend of the Rights (in each case, as defined in “Special Factors—Section 1—Background of the Offer”) being declared null and void in a final judgment by a court of competent jurisdiction prior to the expiration of the Offer or (B) the Company’s board of directors having effectively terminated the Rights Agreement and redeemed or rescinded the Rights prior to the expiration of the Offer or Parent and Purchaser being satisfied, in their reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the proposed second-step merger (the “Poison Pill Condition”) and (iv) the iBasis Delaware Action (as defined in “Special Factors—Section 1—Background of the Offer”), prior to the expiration of the Offer, being dismissed with prejudice or settled pursuant to a settlement agreement that does not impose obligations on us that restrict our ability to consummate the Offer or that, in our reasonable judgment, make it inadvisable to proceed with the consummation of the Offer or the proposed second-step merger (the “iBasis Delaware Action Condition”).”

(2)       Clause (i) in the introductory portion of the first sentence in “The Tender Offer—Section 11—Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“(i) prior to the expiration of the Offer, one or more of the Majority-of-the-Minority Condition, the 90% Condition, the Poison Pill Condition and the iBasis Delaware Action Condition has not been satisfied, or”.

(3)       Clause (a)(5) of the first sentence under “The Tender Offer—Section 11—Certain Conditions of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“(5) seeking any material diminution in the benefits expected to be derived by Parent, Purchaser, Merger Sub or any other affiliate of Parent as a result of the transactions contemplated by the Offer or any second-step merger or any other business combination with the Company (please see the discussion of such benefits in “Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives”) or”.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

(1)       The following hereby replaces the last sentence under “Special Factors—Section 1—Background of the Offer” of the Offer to Purchase:

“On July 27, 2009, Morgan Stanley, Parent’s financial advisor, contacted Jefferies & Company, Inc. (“Jefferies”), financial advisor to the special committee, and offered to share its perspective regarding the Offer.  Jefferies did not at that time, and has not as of August 13, 2009, accepted Morgan Stanley’s offer.

The Offer was commenced on July 28, 2009.  On July 30, 2009, the Company issued a press release and filed the Schedule 14D-9 with the SEC setting forth the special committee’s determination that the Offer is grossly inadequate and not in the best interests of the Company and its stockholders, other than Parent and its affiliates, and stating the special committee’s recommendation that stockholders reject and not tender Shares in the Offer.  The Company filed as an annex to the Schedule 14D-9 an opinion given by Jefferies with respect to the adequacy of the price offered in the Offer.  The opinion stated Jefferies’ view that the price offered in the Offer was inadequate from a financial point of view to holders of Shares (other than Parent and its affiliates).

In the Schedule 14D-9, the Company stated that, on July 30, 2009, its board of directors purported to declare a dividend of rights (the “Rights”) to purchase a newly created class of preferred stock of the Company, payable on August 10, 2009 to stockholders of record of the Company as of the close of business on August 10, 2009, and that the Rights are governed by the terms and conditions set forth in a Rights Agreement, dated July 30, 2009 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent.  The Company filed a copy of the Rights Agreement with the SEC as an exhibit to the Form 8-K filed by the Company on July 30, 2009.  The purported dividend of the Rights and entry into the Rights Agreement are referred to herein collectively as the “Poison Pill”.

On July 31, 2009, Morgan Stanley, Parent’s financial advisor, again contacted Jefferies and suggested that Morgan Stanley and Jefferies share their respective perspectives on the valuation of the Company.   Jefferies did not at that time, and has not as of August 13, 2009, accepted Morgan Stanley’s suggestion.

On August 3, 2009, the Company commenced a lawsuit (the “iBasis Delaware Action”) against Parent, Purchaser and certain other parties in the Court of Chancery of the State of Delaware seeking, among other things, to enjoin the Offer.  The iBasis Delaware Action is described in greater detail in Amendment No. 1, filed by Purchaser, Parent and Merger Sub on August 6, 2009, to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Purchaser, Parent and Merger Sub with the SEC under cover of Schedule TO on July 28, 2009.

On August 4, 2009, the Company filed its complaint in the iBasis Delaware Action with the SEC as an exhibit to Amendment No. 2 to the Company’s Schedule 14D-9.  Stockholders of the Company may obtain the complaint in the manner described in “The Tender Offer—Section 7—Certain Information Concerning the Company” of the Offer to Purchase under the heading “Available Information.”

On August 6, 2009, Parent issued a press release and filed it with the SEC under cover of Schedule TO reaffirming the Offer, stating Parent’s continued belief that the Offer is fair, rejecting the allegations of the Company made in connection with the iBasis Delaware Action and stating that the purported adoption of the Poison Pill was in breach of an agreement with the Company and the Company’s bylaws.

On August 7, 2009, the Company issued a press release and filed it as an exhibit to Amendment No. 4 to the Schedule 14D-9 announcing that the Company had received separate letters from three of the Company’s largest stockholders indicating their intention to reject the Offer.  The press release stated that these three stockholders—Millennium Management LLC, the general partner of Millennium Partners, L.P., Lloyd I. Miller III, and Karen Singer, Trustee of the Singer Children’s Management Trust—own approximately 11% of the outstanding Shares in the aggregate.

On August 7, 2009, Purchaser sent a letter to the Company and its directors (other than the directors nominated by Purchaser) notifying them that the adoption of the Poison Pill was a violation of the bylaws of the Company and the terms of the Purchase and Sale Agreement and demanding that the Rights Agreement be rescinded.”

Item 8.       Interest in Securities of the Subject Company.

(1)       The words “, to the best of Parent’s, Purchaser’s and Merger Sub’s knowledge,” are hereby deleted from the first sentence of the third paragraph under “Special Factors—Section 11—Transactions and Arrangements Concerning the Shares” of the Offer to Purchase and from each of the fourth and fifth paragraphs under “Special Factors—Section 11—Transactions and Arrangements Concerning the Shares” of the Offer to Purchase.

Item 11.     Additional Information.

(1)       The following is hereby added at the end of the third paragraph under the subheading “Parent Projections” in “Special Factors—Section 7—Certain Projected Company Financial Information” of the Offer to Purchase:

“However, we continued to evaluate the Parent Projections on an ongoing basis up until the initial public announcement of the Offer on July 13, 2009, and concluded that the Company’s actual results through such time did not warrant any changes.”

(2)       The following disclosure is hereby added at the end of “Special Factors—Section 7—Certain Projected Company Financial Information” of the Offer to Purchase:

“June 2009 Scenarios.  A document entitled “Strategic Scenario’s iBasis 2009-2012”, dated as of June 12, 2009 (the “June 2009 Scenarios”), which was prepared in the ordinary course of business in June 2009 by employees of Parent with day-to-day responsibility for supporting Parent’s business relationship with the Company, is attached to this Offer to Purchase as Schedule III.  Parent and Purchaser believe the June 2009 Scenarios are inherently unreliable as a valuation tool, are not material to a stockholder’s decision as to whether to tender its Shares into the Offer and are not required to be disclosed in this Offer to Purchase for the reasons summarized below.  However, because the June 2009 Scenarios have been made publicly available by the Company, Parent and Purchaser have nevertheless elected to amend this Offer to Purchase to include a copy of the June 2009 Scenarios, along with a description of the context in which the scenarios were prepared and the significant limitations inherent in their preparation, in order to provide the Company’s stockholders with information necessary to fairly evaluate the relevance of these scenarios.

●
The June 2009 Scenarios were not prepared for the purposes of a valuation analysis.  Rather, the scenarios were prepared as a tool to stimulate an “outside the box” discussion between the Company and Parent about improving the Company’s future revenue performance and to motivate Company management to improve revenue performance.

●
The nature of the June 2009 Scenarios and their underlying assumptions make them inappropriate to use as a basis for judging the valuation of the Company or its future prospects.   The June 2009 Scenarios were produced as illustrations of the impact that various growth assumptions would have on an incomplete set of the Company’s performance metrics (chiefly minutes and revenue).  The June 2009 Scenarios did not, however, focus on other of the Company’s performance metrics (such as EBITDA or free cash flow) and did not fully reflect the drivers of these performance metrics, such as the operating and other costs and capital expenditures necessary to achieve the various growth assumptions.  In addition, the growth rates applied in these illustrations were based on rough assumptions, rather than a study of the Company’s market, historical performance or plans.  Further, because of the purpose of the June 2009 Scenarios, the assumptions chosen were not intended to represent realistic outcomes.

In contrast, the Parent Projections that are included in this Offer to Purchase were prepared through careful study and modeling of the Company’s individual lines of business and specific assumptions relating to revenues, capital expenditures, operating expenses, balance sheet data and other items, all with a view to generating a reasonable estimate of the Company’s future performance.

●
The June 2009 Scenarios were not subjected to the type of rigorous review that would be responsible and appropriate in the context of valuation and judgments as to fairness.  Given their intended use, the June 2009 Scenarios were prepared in a short timeframe and in a cursory manner.  Once produced, the June 2009 Scenarios were shown to members of senior management of Parent and the Company but were not approved by Parent’s management and were not discussed with Parent’s Board of Management.  In contrast, the Parent Projections and their underlying assumptions were subjected to intensive review, both internally and with Parent’s financial advisors, and were presented to and discussed with Parent’s Board of Management.

●
KPN does not believe the June 2009 Scenarios represent reasonable projections of the Company’s future results, and the June 2009 Scenarios were not used or relied upon in any way by KPN in valuing the Company.  Due to the intended purpose of the June 2009 Scenarios and the significant limitations described above, KPN views the June 2009 Scenarios as inherently unreliable as a valuation tool.  As a result, KPN did not take the June 2009 Scenarios into account or rely on them in any way in considering the valuation of the Company, deliberating about the terms of the Offer or assessing the fairness of the Offer to the Company’s unaffiliated stockholders.  Similarly, because of the inherent unreliability of the June 2009 Scenarios as a valuation tool and the limitations described above, these scenarios were not provided to Morgan Stanley and therefore were not taken into account by Morgan Stanley in preparing its analyses.”

(3)       The following is hereby added at the end of the Offer to Purchase as Schedule III to the Offer to Purchase:

kpn Strategic scenario’s iBasis 2009 - 2012 12th June 2009 KPN IBasis-office forward looking scenario’s/estimations

Description scenario's

	Number of minutes (x mrd)		Gross margin % (%)		Revenu (x $ mln)		Ebitda (x $ mln)	
	2009	2010	2009	2010	2009	2010	2009	2010
Annual Plan iBasis	24,1	n/a	9,8%	n/a	1.313	n/a	37,4	n/a

Scenario	Scenario description
Scenario 1 iBasis is underperforming the market	• iBasis' minutes turning point (from decreasing minutes to increasing minutes) takes place a quarter later in time than in the market • Once minutes start growing, iBasis' minutes growth is half the market growth • Gross margin% slight growing from 12% in 2009 to 12,3% in 2012 • Price decrease (ARPM) of 5% = equal to price decrease in the marketplace
Scenario 2 iBasis is on par with the market	• iBasis' minutes turning point (from decreasing minutes to increasing minutes) takes place is equal as in the marketplace • Once minutes start growing, iBasis' minutes growth is equal to the market growth • Gross margin% 12% flat between 2009 and 2012 • Price decrease (ARPM) of 5% = equal to price decrease in the marketplace
Scenario 3 iBasis is outperforming the market	• iBasis' minutes turning point (from decreasing minutes to increasing minutes) takes place is equal as in the market • Once minutes start growing, iBasis' minutes growth is 1,5 times the market growth • Gross margin% decreasing from 12% in 2009 to 11,4% in 2012 • Price decrease (ARPM) of 5% = equal to price decrease in the marketplace • Margin-strategy will be less strict than at present and is brought in more balance with the other KPI's
Scenario 4 Scenario 3 including outsourcing deals	• iBasis' minutes turning point (from decreasing minutes to increasing minutes) takes place is equal as in the marketplace • Once minutes start growing, iBasis' minutes growth is 1,5 times the market growth • Gross margin% decreasing from 12% in 2009 to 10,0% in 2012 • 2,5 mrd minutes extra per year due to outsource deals • Price decrease (ARPM) of 5% = equal to price decrease in the marketplace • Margin-strategy will be less strict than at present and is brought in more balance with the other KPI's

Assumptions market development

- Minutes turning point (from decreasing minutes to increasing minutes) takes place up from Q3 2009
- Once minutes start growing, market minutes growth will be 6% per year
- Price decrease (ARPM) of 5%

1

KPN iBasis-office forward looking scenario'sestimations

kpn KPN view on Year End Expectation Key figures  In millions of USD Unless otherwise stated Actuals 2008 Full Year Actuals 2009 YTD MAY YEE 2009 AP 2010 AP 2011 AP 2012 Total Volume (x 1 min) 23.526,0 8.291,0 20.500,0 23.230,0 26.123,8 29.191,2 % growth Year on Year -13% 13% 12% 12% Total net revenue 1.323,6 414,7 1.000,0 1.080,0 1.153,8 1.224,8 % growth Year on Year -24% 8% 7% 6% Cost of services and goods (1.187,4) (363,8) (880.0) (958,0) (1.026,9) (1.093,2) Gross Margin 136,2 50,9 120,0 122,0 126,9 131,7 % Gross Margin 12,3% 12,0% 11,3% 11,0% 10,8% Other operating expenses (95,1) (35,9) (83,0) (80,0) (78,0) (78,0) Other income/expenses Total operating expenses (1.282,5) (399,7) (963,0) (1.038,0) (1.104,9) (1.171,2) % growth Year on Year  EBITDA 41,1 15,0 37,0 42,0 48,9 53,7 EBITDA Margin (%) 3,6% 3,7% 3,9% 4,2% 4,4%  CAPEX (10,0) (10,0) (10,0) (10,0) CHANGE in WORKING CAPITAL - Free Cash Flow 27,0 32,0 38,9 43,7 KPN IBasis-office forward looking scenario’s/estimations kpn Summary scenario’s + YEE Key figures  REVENUES 2009 2010 2011 2012 - 1. Underperformance 977,4 956,3 935,8 915,7 - 2. Marktperformance 1.059,7 1.066,5 1.074,0 1.081,5 - 3. Outperformance 1.081,6 1.120,0 1.159,8 1.200,9 - 4. Outsourcing 1.081,6 1.232,8 1.374,1 1.506,4 - 5. YEE 2009 1.000,0 1.080,0 1.153,8 1.224,8  GROSS MARGIN 2009 2010 2011 2012 - 1. Underperformance 117,3 115,9 114,6 112,6 - 2. Marktperformance 127,1 128,0 128,9 129,8 - 3. Outperformance 129,8 131,7 134,5 136,5 - 4. Outsourcing 129,8 145,0 159,4 171,2 - 5. YEE 2009 120,0 122,0 126,9 131,7  EBITDA 2009 2010 2011 2012 - 1. Underperformance 27,3 25,9 24,6 22,6 - 2. Marktperformance 37,1 38,0 38,9 39,8 - 3. Outperformance 39,8 41,7 44,5 46,5 - 4. Outsourcing 39,8 55,0 69,4 81,2 - 5. YEE 2009 37,0 42,0 48,9 53,7  Revenu per minute 2009 2010 2011 2012 - 1. Underperformance per minute 0,0495 0,0470 0,0447 0,0424 - 2. Marktperformance per minute 0,0480 0,0456 0,0433 0,0412 - 3. Outperformance per minute 0,0475 0,0451 0,0429 0,0407 - 4. Outsourcing per minute 0,0475 0,0451 0,0429 0,0407 - 5. YEE 2009 per minute 0,0488 0,0465 0,0442 0,0420 Gross margin per minute 2009 2010 2011 2012 - 1. Underperformance per minute 0,0059 0,0057 0,0055 0,0052 - 2. Marktperformance per minute 0,0058 0,0055 0,0052 0,0049 - 3. Outperformance per minute 0,0057 0,0053 0,0050 0,0046 - 4. Outsourcing per minute 0,0057 0,0053 0,0050 0,0046 - 5. YEE 2009 per minute 0,0059 0,0053 0,0049 0,0045  KPN IBasis-office forward looking scenario’s/estimations kpn Way forward iBasis has potential to outperform the market Integration finished, organisation ready for ‘back-on-track’ growth initiatives iBasis top-3 marketplayer; market consolidation always in favor of top marketplayers Long term sustainable growth (on all KPI’s) needs balancing thresholds of the main important KPI’s. Focus KPI Most important KPI Threshold level substantially higher than for other KPI’s Threshold levels KPI specific Set by management team/Board Leading to long term growth Gross margin % Other KPI’s Minutes Revenue Gross margin Gross margin % Ebitda Focus KPI Most important KPI Threshold level substantially higher than for other KPI’s Threshold levels KPI specific Set by management team/Board Leading to long term growth Gross margin % Other KPI’s Minutes Revenue Gross margin Gross margin % Ebitda  For discussion What is the view of iBasis on these possible scenario’s? KPN IBasis-office forward looking scenario’s/estimations

VOLUMES -1. Underperformance 40,000.0 35,000.0 30,000.0 25,000.0 20,000.0 15,000.0 2009 2010 2011 2012  VOLUMES -2. Markt performance 40,000.0 35,000.0 30,000.0 25,000.0 20,000.0 15,000.0 2009 2010 2011 2012  VOLUMES -3. Outperformance 40,000.0 35,000.0 30,000.0 25,000.0 20,000.0 15,000.0 2009 2010 2011 2012  VOLUMES -4. Outsourcing (minutes x 1 min) -3. Outperformance 40,000.0 35,000.0 30,000.0 25,000.0 20,000.0 15,000.0 2009 2010 2011 2012  VOLUMES -5. YEE 2009 40,000.0 35,000.0 30,000.0 25,000.0 20,000.0 15,000.0 2009 2010 2011 2012 -1. Underperformance totaal 2,000.0 1,750.0 1,500.0 1,250.0 1,000.0 750.0 2009 2010 2011 2012 0.0500 0.0475 0.0450 0.0425 0.0400 0.0375 per minuur REVENUES Gemiddeld per minuut -2. Marktperformance totaal 2,000.0 1,750.0 1,500.0 1,250.0 1,000.0 750.0 2009 2010 2011 2012 0.0500 0.0475 0.0450 0.0425 0.0400 0.0375 per minuur REVENUES Gemiddeld per minuut -3. Outperformance totaal 2,000.0 1,750.0 1,500.0 1,250.0 1,000.0 750.0 2009 2010 2011 2012 0.0500 0.0475 0.0450 0.0425 0.0400 0.0375 per minuur REVENUES Gemiddeld per minuut -4. Outsourcing (minutes x 1 min) -3. Outperformance totaal 2,000.0 1,750.0 1,500.0 1,250.0 1,000.0 750.0 2009 2010 2011 2012 0.0500 0.0475 0.0450 0.0425 0.0400 0.0375 per minuur REVENUES Gemiddeld per minuut -5. YEE 2009 totaal 2,000.0 1,750.0 1,500.0 1,250.0 1,000.0 750.0 2009 2010 2011 2012 0.0500 0.0475 0.0450 0.0425 0.0400 0.0375 per minuur REVENUES Gemiddeld per minuut -1. Underperformance totaal 160.0 150.0 140.0 130.0 120.0 110.0 2009 2010 2011 2012 0.0060 0.0056 0.0052 0.0048 0.0044 0.0040 per minuur GROSS MARGIN Gemiddeld per minuut -2. Marktperformance totaal 160.0 150.0 140.0 130.0 120.0 110.0 2009 2010 2011 2012 0.0060 0.0056 0.0052 0.0048 0.0044 0.0040 per minuur GROSS MARGIN Gemiddeld per minuut -3. Outperformance totaal 160.0 150.0 140.0 130.0 120.0 110.0 2009 2010 2011 2012 0.0060 0.0056 0.0052 0.0048 0.0044 0.0040 per minuur GROSS MARGIN Gemiddeld per minuut -4. Outsourcing (minutes x 1 min) -3. Outperformance totaal 160.0 150.0 140.0 130.0 120.0 110.0 2009 2010 2011 2012 0.0060 0.0056 0.0052 0.0048 0.0044 0.0040 per minuur GROSS MARGIN Gemiddeld per minuut -5. YEE 2009 totaal 160.0 150.0 140.0 130.0 120.0 110.0 2009 2010 2011 2012 0.0060 0.0056 0.0052 0.0048 0.0044 0.0040 per minuur GROSS MARGIN Gemiddeld per minuut   EBITDA -1. Underperformance 70.0 60.0 50.0 40.0 30.0 20.0 2009 2010 2011 2012  EBITDA -2. Marktperformance 70.0 60.0 50.0 40.0 30.0 20.0 2009 2010 2011 2012  EBITDA -3. Outperformance 70.0 60.0 50.0 40.0 30.0 20.0 2009 2010 2011 2012  EBITDA -4. Outsourcing (minutes x 1 min) -3. Outperformance 70.0 60.0 50.0 40.0 30.0 20.0 2009 2010 2011 2012  EBITDA -5. YEE 2009 70.0 60.0 50.0 40.0 30.0 20.0 2009 2010 2011 2012  2,2 PRINTDATUM: 8/10/2009 6:31 PM -5024930.xls

Item 12.     Exhibits.

(a)(1)(x)  Press release issued by Parent on August 13, 2009

Item 13.     Information Required by Schedule 13E-3.

Item 2.       Subject Company Information.

(1)       The last sentence of the penultimate paragraph under “The Tender Offer—Section 6—Price Range of Shares; Dividends” of the Offer to Purchase is hereby amended and restated as follows:

“The Company reported that it did not pay any dividends in connection with the exercise of any warrants during the first or second quarters of 2009 in the Form 10-Q.”

Item 9.       Reports, Opinions, Appraisals and Negotiations.

(1)       The following disclosure is hereby added immediately prior to the subheading titled “The July 8 Presentation” in “Special Factors—Section 6—Summary of Morgan Stanley Presentations” of the Offer to Purchase:

“For the reasons discussed under “Special Factors—Section 7—Certain Projected Company Financial Information”, Morgan Stanley was not provided with the June 2009 Scenarios (as defined in “Special Factors—Section 7—Certain Projected Company Financial Information”) prior to preparation of the June 3 Preliminary Presentation or the July 8 Presentation, and, accordingly, such scenarios were not taken into account by Morgan Stanley in preparing such presentations.”

Item 12.     The Solicitation or Recommendation.

(1)       The fourth paragraph in the “Introduction” of the Offer to Purchase is hereby amended and restated as follows:

“The board of directors of the Company formed a special committee of independent directors to consider and make a recommendation to stockholders of the Company with respect to the Offer.  On July 30, 2009, following commencement of the Offer on July 28, 2009, the Company issued a press release and filed a “Solicitation/Recommendation Statement on Schedule 14D-9” (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) setting forth the special committee’s determination that the Offer is grossly inadequate and not in the best interests of the Company and its stockholders, other than Parent and its affiliates, and stating the special committee’s recommendation that stockholders reject and not tender Shares in the Offer.  We note that the consummation of the Offer is not conditioned upon and does not require the approval or recommendation of the Company’s board of directors or the special committee.”

(2)       The first paragraph and the second and third sentences of the second paragraph under “Special Factors—Section 4—Position of the Company as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase are hereby deleted.

(3)       The following is hereby added at the end of “Special Factors—Section 4—Position of the Company as to the Fairness of the Offer and Second-Step Merger” of the Offer to Purchase:

“On July 30, 2009, following commencement of the Offer on July 28, 2009, the Company issued a press release and filed the Schedule 14D-9 with the SEC setting forth the special committee’s determination that the Offer is grossly inadequate and not in the best interests of the Company and its stockholders, other than Parent and its affiliates, and stating the special committee’s recommendation that stockholders reject and not tender Shares in the Offer.  The Company stated in the Schedule 14D-9 that, to the best of its knowledge after making reasonable inquiry, the directors and executive officers of the Company who owned Shares on the date of the Schedule 14D-9 did not then intend to tender or sell Shares in the Offer.

The special committee has not been asked by us to approve or recommend the Offer, and the consummation of the Offer is not conditioned upon and does not require the approval or recommendation of the Company’s board of directors or the special committee.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPN B.V.

by KONINKLIJKE KPN N.V., its sole director

By	/s/ Michel Hoekstra
	Name:	Michel Hoekstra
	Title:	Corporate Legal Officer & Attorney-in-Fact

	Date:	August 13, 2009

KONINKLIJKE KPN N.V.

By	/s/ Michel Hoekstra
	Name:	Michel Hoekstra
	Title:	Corporate Legal Officer & Attorney-in-Fact

	Date:	August 13, 2009

CELTIC ICS INC.

By	/s/ Michel Hoekstra
	Name:	Michel Hoekstra
	Title:	Secretary

	Date:	August 13, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated July 28, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Summary Advertisement published in the Wall Street Journal on July 28, 2009*
(a)(1)(vii)	Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(viii)	Press release issued by Parent on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*
(a)(1)(ix)	Press release issued by Parent on August 6, 2009*
(a)(1)(x)	Press release issued by Parent on August 13, 2009
(a)(5)(i)
Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009)*

(b)
Euro 1,500,000,000 Syndicated Revolving Credit Agreement dated as of August 16, 2006 among Parent, ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Purchaser, Parent and Merger Sub on July 13, 2009)*

(c)(i)	Presentation of Morgan Stanley dated July 8, 2009*
(c)(ii)	Presentation of Morgan Stanley dated June 3, 2009*
(d)(i)
Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and Purchaser (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(ii)
Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iii)
Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(iv)
Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company and Purchaser (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by Purchaser and Parent on October 11, 2007)*

(d)(v)
Registration Rights Agreement dated as of October 1, 2007 between the Company and Purchaser (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007)*
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007)*
(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Schedule II to the Offer to Purchase)*
(g)	None
(h)	None
(i)	Power of Attorney dated as of July 11, 2009*

* Previously filed